Enterprise Valuation for:

Ecker Capital, Inc.

PREPARED FOR: Ecker Capital, Inc.

Date of Report: November 25, 2024

Effective Date: September 30, 2024

STONEBRIDGE

Stonebridge Advisory Inc.
1055 East Colorado Blvd, 5th Floor
Pasadena, CA 91106
(626) 866-3317

OPINION LETTER

2024-11-25
Shaun Passley, PhD.
Ecker Capital, Inc.
55 E. Jackson Blvd, Suite 1005, Chicago, IL

Dear Shaun Passley, PhD.,

At your request, we have been engaged to appraise Ecker Capital, Inc. as of 2024-09-30. The client is Ecker Capital, Inc., the intended user of this report which is to be used for raising or borrowing capital. Ecker Capital, Inc. was appraised using the fair market value as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM). Ecker Capital, Inc. is headquartered in the State of Illinois.

The *Fair Market Value (FMV)* is defined as the value an asset or liability would exchange hands given a willing buyer and seller negotiate an "arms-length" transaction with neither party under duress and with the parties having access to all pertinent information. There are no restrictive agreements that might impact value. The internal financials were used in this appraisal for analysis. We reviewed information on Ecker Capital, Inc. and the assumptions based on client discussions that allowed us to consider the net cash flow, the market selling multiples, the Company's assets and liabilities and build out the Discount and Capitalization Rate which measures the investment risk. This appraisal is based on the Company as an on-going concern which assumes the Company has the financial resources to continue operating into the foreseeable future.

All traditional approaches to value were considered and specific methods and calculations were weighted to reflect the Company's value. The effective date of this appraisal is 2024-09-30. The appraisal's estimated value for 100.00% of the company's shares or interest, is $590,000 of equity value with the appropriate discounts and premiums. Equity value subtracts interest-bearing term debt and the working capital surplus or shortage, if any, from the enterprise value. Enterprise value (no debt) is the capitalized value of the business. The Enterprise Value is $4,144,906. This conclusion is subject to the Report's Limiting Conditions and the note in the conclusion section.

Daniel P. O'Connell, AM, BV, American Society of Appraisers

Ryan P. O'Connell, IRS Qualified Valuations

Table of Contents

COMPLIANCE AND PROCESSES

IRS REVENUE RULING 59-60 COMPLIANCE

When valuing closely held stock or ownership interest of companies, often market quotes are not available for privately-owned companies. IRS Revenue Ruling 59-60 outlines the proper procedures, approaches and qualifications for valuing these closely-held companies and in considering all relevant factors that impact the fair market value. IRS Revenue Ruling 59-60 states that certain factors need to be considered in arriving at the Fair Market Value of an asset or liability. This valuation report addresses these requirements, specifically:

1. Define the nature of the business and the economic environment.
2. Research the book value and the company's financial condition.
3. Review the earnings capability and the dividend paying capacity if relevant.
4. Review whether the company has goodwill or intangible value.
5. Research pricing of similar companies and utilize the proper capitalization rates.
6. Discover if restrictive agreements impact value and weight the valuation conclusions logically.

UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE

The Uniform Standards of Professional Appraisal Practice (USPAP) addresses ethical and performance obligations of appraisers. Ethics rules deal with integrity, impartiality, objectivity, independent judgement and ethical conduct. Other requirements consider the appraiser's knowledge, experience, competency and scope of work rules in identifying key issues, research and analysis. This appraisal adheres to the USPAP guidelines.

THE VALUATION PROCESS

Business value is derived from an economic benefit stream and it's risk factor. A valuation "normalizes" the income statement and balance sheet to represent the current status of a company. This report will review the company's risk associated with a "proposed" investment (fictitious purchase) and the historical and forecasted financial statements, key ratio reviews, the cost of capital and the future net cash flows, if available. Then we apply the cost of capital to the benefit stream (the Income Approach) and review the appropriate risk adjusted multiples to similar companies (the Market Approach) and an analysis of the assets (the Asset Approach). The appropriate weighing to specific calculations will be made that best represent the company's enterprise value.

THE VALUATION ASSIGNMENT

DEFINING THE VALUATION ASSIGNMENT

When defining the appraisal assignment, it is important to understand the concepts or directives that form the basis of this opinion of value and that these concepts meet your understanding of this assignment. If the appraisal assignment changes, some of the following valuation criteria might need to reflect the new intent and the appraisal assignment might need to be updated. "Company" used in this report covers any asset or liability being appraised.

DISCLAIMER

Stonebridge relies on the client, the Company and the management team for its financial reporting and projections of the company's financials. While this information is deemed reasonable for the purposes of this report, Stonebridge makes no representations or warranties to the accuracy or thoroughness of this valuation report (see scope of appraisal and the *engagement's limiting conditions*).

VALUATION CONCEPT OF BENEFIT STREAM AND RISK

Business value is derived from an economic benefit and is weighted by a risk factor that relates to the risk in the company's business model. The economic benefit usually refers to a monetary flow such as earnings before interest, taxes, depreciation and amortization (EBITDA), Net Operating Profit After Tax (NOPAT), Gross Profit, or Net Cash Flow (NCF), etc. The risk factor is the rate of return a potential investor requires given the risk of attaining the expected economic benefits stream. The greater this risk, the greater the investor's needed rate of return and the lesser the value of the interest being appraised. In the case of less risk, the less the needed investor's rate of return and the greater the value of the interest being appraised. The investor's needed rate of return is the Cost of Equity and the debt and equity return needed is the Discount Rate.

In order to arrive at a valuation opinion, this report will review the company's historical and forecasted financial statements and the associated business and industry risk. This report will develop the cost of capital and apply that to the economic benefit stream to arrive at the Discounted Cash Flow Method and the Capitalization of Earnings Method. In addition, this report will apply the Market Selling Multiples Method to specific company benefit streams. When the company is being valued as an on-going concern, the asset or cost approach to value might not be relevant in this report (see premise of value) and may not be used.

INTEREST BEING APPRAISED

Ecker Capital, Inc. ("the Company") is being appraised for 100.00% of ownership interest which is defined as the enterprise value of the company which is the invested capital value (debt and equity) of the business. The Equity value is calculated by subtracting the term debt from the enterprise valuation.

This appraisal assumes no Discount for Lack of Control (DLOC) which is referred to as a control interest. A control interest is defined as an equity interest greater than 50% or an equity position that is considered a swing vote, and therefore a controlling interest. A control interest means the shareholder has operating control to make decisions and can influence company performance.

This appraisal assumes no adjustment or Discount for a Lack of Marketability (DLOM) referred to as a marketable interest. An adjustment for lack of marketability is defined as the percentage value deducted from the value of an ownership interest to reflect the absence of marketability relating to the longer period (and risk) it takes to convert ownership to sale proceeds (liquidity).

THE VALUATION ASSIGNMENT (cont.)

SCOPE OF APPRAISAL

This valuation is an Appraisal that addresses the Standard of Value, the Premise of Value, the Purpose of the Appraisal, the Effective Date of the Appraisal, and describes the business ownership interest and the process to be used in the valuation and the report deliverables. This appraisal will express the value in a single dollar amount, and will consider all relevant information available to the appraiser as of the appraisal date. The appraiser will review all relevant data material to the valuation and utilize all conceptual approaches deemed relevant by the appraiser.

STANDARD OF VALUE

The *Fair Market Value* standard is being used in this appraisal to render an opinion of value (or range of value). The Fair Market Value addresses the broadest spectrum of value that is reflected by the Company's operations, markets and potential buyers. The common definition of Fair Market Value is the price at which a property would change hands between a willing buyer and seller, when the buyer is not under any compulsion to purchase and the seller is not under any compulsion to sell. Fair Market Value also assumes both buyer and seller have reasonable knowledge of the relevant facts.

PREMISE OF VALUE

This appraisal is based on the Company as an on-going concern. The going concern premise of value assumes the Company has the financial resources to continue operating into the foreseeable future whereas a non-going concern does not have the resources to continue operating and is a liquidity event.

EFFECTIVE DATE OF APPRAISAL

The report date of the appraisal is 2024-11-25 and the latest reported financials are as of 2024-09-30. The effective date of the valuation is 2024-09-30. If material time has elapsed from these dates or events occurred subsequently that may impact value, we suggest an update to the report, depending on the significance of how this opinion of value will be used by the intended user of this report.

CLIENT AND PURPOSE OF APPRAISAL

The client is Ecker Capital, Inc., the only intended user for this report. The purpose of this appraisal is to estimate the selected Standard of Value of Ecker Capital, Inc. for raising or borrowing capital.

DATA SOURCES, VALUATION PROCESS & CONDITIONS

Financial (income statements and balance sheets) and operational information was furnished by the Company. The Company provided expectations regarding the Company's future performance. This report may utilize information from Duff & Phelps Cost of Capital, BVR Deal Stats, BV DataWorld, Pluris DLOM, Mergerstat Review Premiums & Discounts, IBISWorld, PropStream and other online sources. Stonebridge did not tour the company's facility or office in its process but is reasonably familiar with the type of facilities involved. There have been no extraordinary or hypothetical assumptions made (unless noted) nor any limiting conditions placed on Stonebridge.

THE VALUATION PROCESS

Value is derived from a risk adjusted economic benefit stream. In order to arrive at a valuation opinion, this report will review the Company's risk associated with a "proposed" investment, the historical and forecasted financial statements, key ratios, the cost of capital and the future net cash flows. The cost of capital will be applied to the Company's economic benefit stream and review risk adjusted market selling multiples. The appropriate weighing of specific approaches will be made that best represent the Company's value.

ECONOMIC ENVIRONMENT AND IMPACT

The economic outlook can be relevant and impact the Company and its industry. The economy continues to deal with global unrest, labor shortages, supply chain issues, inflation, federal reserve policies, trade issues, governmental policies and other economic considerations. A company's impact can vary from industry to industry. Economic growth, lower inflation and moderate unemployment generally supports the private sector.

The Federal Reserve is the U.S. central bank that promotes maximum employment, moderate interest rates and stable prices. The Federal Open Market Committee (FOMC) meets four times per year to issue an economic forecast and a high-level analysis of the U.S. economy. Key economic factors are the Gross Domestic Product growth, the Unemployment Rate, and the Inflation Rate. The FOMC last met on September 18, 2024. GDP growth is expected to remain flat at 2% this year, the unemployment rate to increase and the inflation rate to decrease which promotes greater stability and the private sectors ability to plan. Inflation remains a challenge for the Federal Reserve. The Company might find the current economic environment challenging in some areas as labor and supply issues remain which can restrict sales growth and margins.


US Gross Domestic Product Growth (source: FOMC)
(forecasted 2024-2026)
3%
2%
1%
0%
1.90%
1.90%
2.10%
2.10%
2.00%
2.00%
Actual 2021
Actual 2022
Actual 2023
Forecast 2024
Forecast 2025
Forecast 2026


US Unemployment Rate (source: FOMC)
(forecasted 2024-2026)
6%
4%
2%
0%
4.20%
3.70%
3.80%
4.00%
4.10%
4.30%
Actual 2021
Actual 2022
Actual 2023
Forecast 2024
Forecast 2025
Forecast 2026


US Inflation Rate (FOMC)
(forecasted 2024-2026)
6%
4%
2%
0%
5.50%
5.90%
3.70%
2.60%
2.20%
2.00%
Actual 2021
Actual 2022
Actual 2023
Forecast 2024
Forecast 2025
Forecast 2026

THE THREE APPROACHES TO VALUE

When valuing a company's common stock (or an asset or a transfer of a liability) we need to value the enterprise by utilizing the various approaches to value and then allocate the methods and calculations from each approach. The three Approaches to Value are the Income, Market and Asset Approach. These approaches, methods and calculations are summarized below.

THE INCOME APPROACH

The Income Approach estimates value by estimating the benefits stream (income) generated by the assets over a period of time. The value of the business is equal to the present value of the future benefits from owning the assets. The two common methods are the Discounted Cash Flow Method and the Capitalization of Earnings Method.

The Discounted Cash Flow Method

The Discounted Cash Flow (DCF) summarizes the company's cash flow for a period of time (usually five years but can be longer until the cash flows reach stability) as well as the cash flow from the Terminal Value (assumes a sale of the business in a future year). The future cash flows are brought to the present value by discounting the cash flows using the Discount Rate which measures the risk in achieving the expected cash flows. The DCF is a multi-year method and the advantages are that each year's sales, costs, receivables, inventory, payables and capital expenditures can be estimated. These cash flows should be estimated with reasonable caution. Because a "fictitious buyer" is purchasing the future cash flow of the business, the DCF model is a strong indication of value.

The Capitalization of Earnings Method

The Capitalization of Earnings Method is similar to the DCF except that it is a single year method that only applies the operating cash flow to the capitalization rate. The Capitalization of Earnings Method is applicable when the cash flow is stable or consistent (mature company).

THE MARKET APPROACH

The Market Approach compares the subject company to its industry peers. This comparison is accomplished by reviewing either private sale transactions or publicly traded companies. The benefit stream multiples are variations of income such as earnings before interest and taxes (EBIT) or EBITDA (depreciation & amortization), net operating profit after tax, gross profit, sales, etc. The industry multiples are applied to the subject company's benefit stream using the multiples from the Guideline Public Companies or the private company transactions. The Market Approach is applicable if the subject company is similar to its industry peers.

THE ASSET OR COST APPROACH

The Asset Approach normally results in the lowest value for an operating company (not a holding company) and measures the tangible assets. This approach can be based on the Net Asset Value or the Liquidation Value. The liquidation value assumes the company is not an on-going business. This report estimates the Net Asset Value which is defined as the market value of the assets less the market value of the liabilities. An asset-based holding company (eg: real estate or investment companies) would use the Asset Approach.

COMPANY BRIEF

COMPANY HISTORY BRIEF

Ecker Capital, Inc. is located at 55 E. Jackson Blvd, Suite 1005, Chicago, IL. Ecker Capital, Inc. is a parent holding company of Interactive Systems, Inc., interlinkONE, Inc, and ESM Software, Inc., three software technology companies.

COMPANY PRODUCTS OR SERVICES

Interactive Systems, Inc. is a software inventory management company. interlinkONE, Inc. is a SaaS cloud-based solutions for warehouse and inventory fulfillment company. ESM Software, Inc. is a software technology provider specializing in developing business strategy management solutions.

COMPANY MANAGEMENT TEAM

Shaun Passley, PhD - Shaun Passley, PhD is the President, Chief Executive Officer, and Chair of the Board of Directors, Secretary and Treasurer of the Company. He has over twenty years of experience in the software industry and over ten years of experience running public companies. Dr. Passley has been the president, chief executive officer, chief financial officer, and chair of the board of directors since August 2021. He has also been a director and the CEO of Epazz, since 2000. Dr. Passley obtained his bachelor's degree from DePaul University in finance in 2000, his master's degree from DePaul University in information technology in 2006, his MBA from Benedictine University in 2007, his master's degree from Northwestern University in product development in 2011, his PhD in Business from Benedictine University in 2014, and Master of Law in intellectual property from Northwestern University in 2016. Dr. Passley has public company experience as the CEO for Epazz, Inc. which trades on the OTC Markets, and ZenaTech, Inc, which trades on Nasdaq, Inc.

About IBISWorld

IBISWorld specializes in industry research with coverage on thousands of global industries. They provide a comprehensive and in-depth analysis to help businesses of all types gain quick and actionable insights on industries around the world. Stonebridge has a license with IBISWorld whose data is reproduced in the following pages. The Company participates or has similarities with the following industry.

IBISWorld

INDUSTRY REPORT

Software Publishing in the US

Nov 2024

Definition

Software publishers disseminate licenses to customers for the right to execute software on their own computers. Operators in this industry market and distribute software products and may also design the software, produce support materials and provide support services.

Related Terms

OPEN-SOURCE SOFTWARE (OSS)

Software distributed under a licensing arrangement that enables computer codes to be shared, viewed and modified by other users and organizations.

SOFTWARE AS A SERVICE (SAAS)

A model of software deployment in which a provider licenses an application to customers for use as a service on demand.

ENTERPRISE SOFTWARE

A type of software, also known as enterprise application software (EAS), that is intended to solve an enterprise problem, rather than a departmental problem.

APPLICATION SOFTWARE

A computer program that functions with the purpose of supporting or improving the software user's work.

CLOUD COMPUTING

A computing model in which storage and computing tasks are handled by networked machines (often servers in a data center owned by the service provider) rather than at the point of consumption.

IBISWorld | Software Publishing in the US Nov 2024

Products and Services

Products & Services Segmentation

Industry revenue in 2024 broken down by key product and service lines.


Application software publishing
System software publishing
Technology consulting and training
Custom application design and development
Resale of computer hardware and software
All others

IBISWorld

Source: IBISWorld

IBISWorld | Software Publishing in the US Nov 2024

Performance Snapshot

Revenue:

Revenue

Total value ($) and annual change from 2011 – 2029. Includes 5-year outlook.


750
600
450
300
150
0
12.5%
10%
7.5%
5%
2.5%
0%
Forecasted
2024 Annual Revenue ($bn)
510.8
2024 Change
3.1%
2012
2014
2016
2018
2020
2022
2024
2026
2028
Annual Revenue ($bn)
Change (%)

IBISWorld

Source: IBISWorld

Executive Summary

New version: Mobile computing devices will provide new platforms on which operators can compete

Software writing companies such as Microsoft and Apple have become some of the world's most influential entities, primarily due to their omnipresence in the devices people use on an hourly basis. Over the past 20 years, industry revenue has more than tripled, untouched by the Great Recession and boosted by the pandemic. During the current period, the industry has continuously introduced new solutions and has enhanced existing products, leading to revenue climbing at a CAGR of 6.0% to $510.8 billion in 2024, with an increase of 3.1% in 2024 alone and profit accounting for 28.3% of industry revenue.
The industry's current trajectory shows diversification in both developers and markets. Developers are expanding into non-traditional sectors, which is opening new avenues for innovation. New operating system technologies and productivity software are transitioning to cloud-based models, allowing seamless access across devices. Subscription-based services are driving revenue, and advancements in artificial intelligence are revolutionizing software usability and cost efficiency. However, big data collection raises privacy concerns, leading to stringent regulations like GDPR and CCPA.
Moving forward, Cloud computing and SaaS models will continue to drive industry revenue. However, companies that expand their integration capabilities will become more competitive as clients increasingly demand more flexible solutions. Continued advancements in AI will significantly affect innovation within the industry, impacting both development approaches and user experiences. Meanwhile, as cyber threats evolve, industry players will invest heavily in new solutions to protect sensitive data and maintain their reputations as reliable providers. Though demand may not reach pandemic-era levels, industry revenue growth is still expected to expand at a CAGR of 2.8% to $587.8 in 2029.

Current Performance

What's driving current industry performance?

Software development is diversifying, both in its input developers and output markets

•Due to digital transformation efforts in the US, software developers are entering non-traditional sectors such as agriculture, healthcare and manufacturing. Although less profitable than online businesses, these sectors remain relatively untapped, offering substantial opportunities for innovation and growth in the ever-evolving technological landscape.
•Meanwhile. the fintech and biotech sectors are experiencing strong growth, driving niche specializations and creating competitive salary environments. This expansion attracts skilled professionals and encourages enterprises to innovate and reshape industry landscapes. Such dynamics highlight the sectors' potential for continued influence on global economic trajectories.
•The rise of coding boot camps and self-taught programmers is intensifying competition in software production. This is sparking debates about formal credentials versus skillsets in hiring. Software companies are reevaluating practices, often prioritizing portfolio impact over academic qualifications, ultimately redefining traditional hiring criteria.

Cloud Computing and Software as a Service (SaaS) ensure steady revenue growth

•Within the industry, the rise of cloud computing facilitates a transition from traditional one-time software purchases to subscription-based SaaS offerings. This leads to industry revenue growth as subscription models generate recurring revenue for publishers.
•SaaS providers can integrate with existing systems through the cloud and deploy software updates and maintenance to clients without internal management. Popular SaaS platforms such as Salesforce and Microsoft 365 are highly customizable and scalable, offering add-ons that lead to tailored systems.
•These models also allow clients to access applications over the Internet at any location without investing in costly IT infrastructure. Mobile-first and cross-platform applications are becoming increasingly popular among developers as they allow clients to switch between devices without losing functionality or data.

Publishers are integrating Artificial Intelligence (AI) and Machine Learning (ML) tools

•Publishers are now leveraging AI and ML tools to improve their development operations. ML algorithms are being deployed to identify bugs and vulnerabilities that may arise during early development stages to ensure quicker delivery times and higher-quality products.
•The industry's product features are also evolving due to AI and ML innovation. Clients are now demanding smarter products that provide chatbots and predictive analytic functions that can be incorporated into their workflow.

Outlook ↑ **2024-29 Revenue CAGR +2.8%**

What's driving the industry outlook?

Companies that prioritize integration capabilities will become more competitive

•As business needs evolve, industry players must maximize platform interoperability to remain competitive and retain clients. According to HubSpot, there are scenarios where it's seven times more expensive for publishers to acquire a new customer than to retain an existing one. To maximize cash flows, publishers must ensure that their software is compatible with various systems in the future.
•Interoperability presents technical challenges for publishers, as it often requires them to manage varying application programming interfaces (APIs) and protocols to ensure that a product contains an adequate communication foundation. Integration initiatives also have the potential to face testing and standardization issues, while connecting with external systems can also lead to security risks.
•Despite the inevitable hurdles that interoperability efforts face, industry players will largely benefit from these initiatives as they expand market reach and open up opportunities for joint ventures, product bundles and integrated solutions within the industry.

Data security and compliance will come into greater focus

•As cyber threats become increasingly prevalent, cybersecurity will evolve from a secondary feature to a key competitive edge. Moving forward, developers will prioritize advanced defense mechanisms directly into their platforms, leveraging AI and ML tools to deliver predictive security to clients.
•With quantum computing technology threatening traditional encryption methods such as RSA and ECC, publishers will also need to adopt quantum encryption solutions, such as quantum key distribution (QKD), to protect sensitive data and make it resilient against breaches relating to quantum computing advancements.
•Increased demand for security solutions and the rapid evolution of cyber threats will lead to increased consolidation within the industry. Instead of reacting to new threats internally, large industry players, such as Microsoft or Oracle, will elect to acquire the necessary technology and expertise to respond to threats and comply with new cybersecurity regulations.

The industry will be highly reactive to advancements in artificial intelligence and machine learning

•With machine learning (ML) already an essential input for many software platforms, publishers will continue to invest in these tools and explore additional ways to incorporate them into their development operations and offerings.
•In addition to using AI tools for testing and debugging, publishers will increasingly rely on AI to write code and optimize algorithms, ultimately creating AI-driven software. These tools include GitHub Copilot, PyTorch and TensorFlow, and each will play a significant role in shaping how software is developed in the future.
•User experiences will also change with improvements in Natural Language Processing (NLP), which will lead to more personalized experiences and make complex tasks more accessible for users.

Industry employment growth and desired skills will change as technology evolves

•Though industry players view AI capabilities as tools rather than a replacement for traditional software engineers, advancements in automation tools are likely to negatively affect employment growth moving forward.
•As code writing, bug detection and integration tasks are automated, industry players will still need software engineers who can conceptualize and build client solutions. Engineers who can understand and adapt automated tools to changing requirements will be essential for companies within the industry. These trends will persist until AI can fully replicate human instincts and creativity.

Income Statement	2022	2023
SALES		
Revenues	$1,076,286	$949,438
Revenue Growth Rate		(11.79%)
OPERATING EXPENSES		
Depreciation	$204,941	$82,640
Amortization & Depletion	$0	$0
Wages Salary	$11,854	$277
Other Expenses	$1,201,695	$799,979
Total Operating Expenses	$1,418,490	$882,896
Operating Income (Op. EBIT)	($342,204)	$66,542
Operating Income %	(31.79%)	7.01%
NON-OPERATING EXPENSES		
Interest Expense	$152,803	$185,452
Adjustments (see table below)	$0	$0
Other Non Operating Expenses	$0	$0
Total Non-Op. Exp. (income is negative)	($509,083)	$125,452
Net Profit Before Tax	**$166,879**	**($58,910)**
OTHER KEY INCOME STREAMS		
Net Operating Profit After Tax (37% marginal rate)	($215,589)	$41,921
Operating EBITDA	($137,263)	$149,182
Operating EBITDA %	(12.75%)	15.71%
Seller's Discretionary Earnings	($137,263)	$149,182

Adjustments	2022	2023
Left Empty	$0	$0
Left Empty	$0	$0
Left Empty	$0	$0
Left Empty	$0	$0
Left Empty	$0	$0
Total Adjustments	$0	$0

Net Operating Profit After Tax (NOPAT) applies a 37% marginal tax rate to the Operating Income. NOPAT and EBITDA reflect a debt free company (no interest, no debt). The latest $41,921 of NOPAT, the $149,182 of EBITDA and the $149,182 of Seller's Discretionary Earnings are applied in the Market Approach Method.

Adjustments are non-operating expenses recorded as operating expenses but were not needed to operate the business. Adjustments might be compensation above or below market-based pay or discretionary expenses not expected to occur again. These adjustments 'normalize' the income stream.

NOTE: The Fiscal Year ends on December 31.The Company's internal numbers were used in this valuation.The North American Industry Classification System (NAICS) number is 5,132 which covers the software industry. The Company records its numbers on an accrual basis.

Income Statement Common-Sized	2022	2023
SALES		
Revenues	100.00%	100.00%
OPERATING EXPENSES		
Depreciation (Opex)	19.04%	8.70%
Amortization & Depletion	0.00%	0.00%
Officer's Salary	0.00%	0.00%
Wages & Salary	1.10%	0.03%
Other Expenses	111.65%	84.26%
Total Operating Expenses	131.79%	92.99%
Operating Income (Op. EBIT)	**(31.79%)**	**7.01%**
NON-OPERATING EXPENSES		
Interest Expense	14.20%	19.53%
Adjustments	0.00%	0.00%
Other Non-Operating Expenses	(61.50%)	(6.32%)
Net Profit Before Tax	**15.51%**	**(6.20%)**
KEY INCOME STREAMS		
Net Operating Profit After Tax (37% marginal rate)	(20.03%)	4.42%
Operating EBITDA	(12.75%)	15.71%


EBITDA % Trend
20%
0%
-20%
-12.75%
15.71%
2022
2023


NOPAT % Trend
20%
0%
-20%
-40%
-20.03%
4.42%
2022
2023


EBITDA
200K
0
-200K
($137,263)
$149,182
2022
2023


Net Operating Profit After Tax
200K
0
-200K
-400K
($215,589)
$41,921
2022
2023

Balance Sheet	2022	2023
CURRENT ASSETS		
Cash & Marketable Securities	$751	$5,618
Accounts Receivable (Trade)	$374,003	$132,380
Inventory	$0	$0
Other Current Assets	$1,519	$1,519
Total Current Assets	**$376,273**	**$139,517**
LONG-TERM ASSETS		
Fixed Assets	$0	$0
Accumulated Depreciation	$0	$0
Net Fixed Assets	$0	$0
Other Long-term Assets	$3,703,358	$3,655,830
Total Long-term Assets	$3,703,358	$3,655,830
Total Assets	**$4,079,631**	**$3,795,347**
CURRENT LIABILITIES		
Cur. Maturities of LT Debt	$0	$0
Accounts Payable	$1,191,025	$987,071
Notes Payable	$21,000	$21,000
Other Current Liabilities	$813,338	$698,209
Total Current Liabilities	**$2,025,363**	**$1,706,280**
LT LIABILITIES & EQUITY		
Term Debt	$1,755,899	$1,933,448
Other Long-term Liabilities	$0	$0
Total Long-term Liabilities	$1,755,899	$1,933,448
Total Liabilities	**$3,781,262**	**$3,639,728**
EQUITY		
Capital Stock	$554,227	$514,227
Retained Earnings	($2,320,349)	($2,379,259)
Other Stockholders' Equity	$2,064,491	$2,020,651
Total Stockholders Equity	**$298,369**	**$155,619**
Total Liabilities & Equity	**$4,079,631**	**$3,795,347**


Current Ratio
0.2
0.1
0
0.19
0.08
2022
2023


Working Capital to Sales
0%
-100%
-200%
-153.22%
-165.02%
2022
2023

POINTS TO CONSIDER

Current Ratio: The Current Ratio is a liquidity measure of the short-term balance sheet (current assets/current liabilities. Because current liabilities are relatively small, the working capital adjustment using the current ratio is not applicable. Rather we estimate $1 for the needed working capital.
The Company has a working capital shortage of ($3,552,593).

Balance Sheet (Common-Sized)	2022	2023
CURRENT ASSETS		
Cash	0.02%	0.15%
Accounts Receivable	9.17%	3.49%
Inventory	0.00%	0.00%
Other Current Assets	0.04%	0.04%
Total Current Assets	**9.22%**	**3.68%**
LONG-TERM ASSETS		
Total Fixed Assets	0.00%	0.00%
Accumulated Depreciation	0.00%	0.00%
Net Fixed Assets	0.00%	0.00%
Other Long-term Assets	90.78%	96.32%
Total Long Term Assets	90.78%	96.32%
Total Assets	**100.00%**	**100.00%**
CURRENT LIABILITIES		
Current Maturities of LT Debt	0.00%	0.00%
Accounts Payable	29.19%	26.01%
Notes Payable	0.51%	0.55%
Other Current Liabilities	19.94%	18.40%
Total Current Liabilities	**49.65%**	**44.96%**
LONG_TERM LIABILITIES		
Term Debt	43.04%	50.94%
Other Long-term Liabilities	0.00%	0.00%
Total Long Term Liabilities	43.04%	50.94%
Total Liabilities	**92.69%**	**95.90%**
STOCKHOLDERS' EQUITY		
Capital Stock	13.59%	13.55%
Retained Earnings	(56.88%)	(62.69%)
Other Stockholders Equity	50.60%	53.24%
Total Stockholders' Equity	**7.31%**	**4.10%**
Total Liabilities & Equity	**100.00%**	**100.00%**


Debt to Net Worth
30
20
10
0
12.67
23.39
2022
2023


Debt Service Coverage
2
0
-2
-4
(2.24)
0.36
2022
2023

POINTS TO CONSIDER

Leverage: A company's capital structure should allow for adequate liquidity which can be measured by the Debt to Net Worth Ratio (< 4:1 is best) and the Debt Service Coverage Ratio (> 1.25 is acceptable). The Company has too much liabilities or too little equity. The Company's Debt Service Coverage seems to be below standards.

UCA Cash Flow Statement	2023
Revenues	$949,438
Change In Accounts Receivable	$241,623
CASH FROM SALES	**$1,191,061**
Cost Of Goods Sold	$0
Change In Inventory	$0
Change In Accounts Payable	($203,954)
Production Costs	($203,954)
CASH AFTER PRODUCTION	**$987,107**
Operating Expenses (non-cash items excluded)	($800,256)
Change In Other Current Assets	$0
Change In Other Current Liabilities	($115,129)
Total Operating Cost	($915,385)
CASH AFTER OPERATIONS	**$71,722**
Change In Other Long-term Liabilities	$0
Income Taxes Paid	$0
Other Non Op. Expenses (Income)	($60,000)
Total Other Operating Expenses (Income)	($60,000)
CASH AFTER ALL OPERATIONS	**$131,722**
Interest Paid	($185,452)
CASH AFTER FINANCING COST	**$317,174**
Current Maturities of Long-term Debt	$0
CASH AFTER DEBT AMORTIZATION (CADA)	**$317,174**
Capital Expenditures	($82,640)
Intangibles	$0
Change In Other Long-term Assets	$47,528
Fixture & Investments	($35,112)
CASH AFTER INVESTMENTS - surplus or (needs)	**$282,062**
Change In Short Term Notes	$0
Change Long-term Debt	$177,549
Financing Activity	$177,549
Addbacks	$0
CHANGE IN CASH (before tax or distributions)	**$459,611**


Cash After Operations
100K
0
-100K
-200K
($137,263)
$71,722
2022
2023


Cash Surplus (Cash Needs)
600K
400K
200K
0
$472,485
$282,062
2022
2023

The Cash After Debt Amortization (CADA) is generally what a bank looks at when loaning money. The Cash After Investments estimates whether the company has a cash need or a cash surplus which is vital for company planning.

RATIO REVIEW	2022	2023
PROFITABILITY RATIOS		
Sales Growth (> is better)		(11.79%)
Gross Profit Growth (> is better)		(11.79%)
Operating Expense Growth (< is better)		(37.76%)
Operating Income Growth (> is better)		119.45%
Operating Expense	131.79%	92.99%
Operating Income	(31.79%)	7.01%
Net Profit Before Tax	15.51%	(6.20%)
Operating EBITDA Margin	(12.75%)	15.71%
Return on Assets (> is better)	4.09%	(1.55%)
Return on Equity (> is better)	111.86%	(25.95%)
Return on Capital Employed (> is better)	8.12%	(2.82%)
LIQUIDITY RATIOS		
Current Ratio (> is better)	0.19	0.08
Quick Ratio (> is better)	0.19	0.08
Near Term Cash (cash + AR - AP)	($816,271)	($849,073)
Working Capital (> is better)	($1,649,090)	($1,566,763)
Working Capital to Sales (< is better)	(153.22%)	(165.02%)
Working Capital Turnover (> is better)	(0.65)	(0.61)
ACTIVITY RATIOS		
Accounts Receivable Days (< is better)	126.84	50.89
Inventory Days (sales)	0	0
Accounts Payable Days - no wages (> is better)	408.41	379.58
Working Capital Days (> is better)	(559.25)	(602.32)
Cash Conversion Cycle (< is better)	-	-
Asset Turnover (> is better)	0.26	0.25
Fixed Asset Turnover (> is better)	-	-
Sustainable Growth Rate (> is better)	72.71%	(16.87%)
FINANCIAL RATIOS		
Term Debt to Net Worth	5.88	12.42
Debt To Net Worth (< 4:1 is better)	12.67	23.39
Debt to Assets (financing assets)	0.93	0.96
Capitalization Ratio (<30% is better)	85.48%	92.55%
Interest Coverage (>3 is better)	2.09	0.68
Debt Service Coverage Ratio (1.25 is better)	(2.24)	0.36


Profit Margin
15.51%
-6.20%
0%
2022
2023


Asset Utilization
0.5
0.26
0.25
0
2022
2023


Return on Assets
4.09%
-1.55%
0%
2022
2023

POINTS TO CONSIDER

In the latest period inefficient expense controls contributed to a reduction in the Return on Assets (ROA) and the Asset Utilization negatively impacted the ROA. The ROA is one of the most important measures on overall company performance. Expense controls and driving the most sales from the assets are the key to building value.

INTERIM INCOME STATEMENT AS OF 2024-09-30

Interim Income Statement	Interim
REVENUES	**$275,458**
Gross Profit Margin	100.00%
OPERATING EXPENSES	
Amortization	$0
Depreciation	$10,045
Wages & Salaries	$0
Officer Salaries & Wages	$0
Other Expenses	$132,281
Total Operating Expenses	$142,326
OPERATING INCOME	**$133,132**
Operating Income Margin	48.33%
Interest	$45,967
Other Expenses (Income)	($2)
NET PROFIT BEFORE TAX	**$87,167**
Addbacks	$0
Reported Profit (Loss)	**$87,167**

INTERIM BALANCE SHEET AS OF 2024-09-30

Interim Balance Sheet	Interim
CURRENT ASSETS	
Cash & Equivalents	$2,336
Accounts Receivable (Trade)	$141,214
Inventory	$0
Other Current Assets	$1,519
Total Current Assets	**$145,069**
LONG-TERM ASSETS	
Net Fixed Assets	$0
Other Long Term Assets	$3,620,151
Total Assets	**$3,765,220**
CURRENT LIABILITIES	
Cur. Maturities of Long Term Debt	$0
Accounts Payable	$692,320
Notes Payable	$21,000
Other Current Liabilities	$1,135,511
Total Current Liabilities	**$1,848,831**
LONG_TERM LIABILITIES	
Term Debt	$1,602,239
Other Long Term Liabilities	$0
Total Liabilities	**$3,451,070**
STOCKHOLDERS' EQUITY	
Equity Interim	$314,150
Total Liabilities & Stockholders Equity	**$3,765,220**

FORECASTING THE CASH DRIVERS

The historical ratios that drive a company's earnings and cash flow are called the Cash Drivers and are displayed in the table below called "Historic Cash Drivers". These cash drivers are the engine that generate and consume cash for all businesses and optimizing these cash flows will improve a company's value. The industry in which the company participates will likely govern what cash drivers the company may or may not have.

After talking to management and/or the client and reviewing the Company's financial operations, the forecasted ratios have been estimated and can be found on the following page "Income Statement (Forecast)". The estimated ratios and percentages are based on past performance and reasonable expectations. All cash drivers have been reviewed for trends and expectations of future performance.

The estimated cash drivers will impact the financials of the company (income statement and balance sheet) over the next several years. The resulting income statement forecast and corresponding balance sheets will be estimated on the next page of this report. The financial forecast is applied in the Income Approach.


Sales Growth
0%
-5%
-10%
-15%
-11.79%
2023


Operating Expenses
150%
100%
50%
0%
131.79%
92.99%
2022
2023


Receivable Days
150
100
50
0
126.84
50.89
2022
2023


Payables Days
1
0
-1
0.00
0.00
2022
2023

Historic Cash Drivers	2022	2023
Primary Cash Drivers		
Sales Growth		(11.79%)
Operating Expenses	131.79%	92.99%
Secondary Cash Drivers		
Accounts Receivable Days	126.84	50.89
Inventory Days	0	0
Accounts Payable Days	0.89	0.96
Capital Expenditures	0.00%	0.00%

Income Statement (Forecast)	2024	2025	2026	2027	2028
INCOME STATEMENT BRIEF					
Sales	$1,000,000	$1,600,000	$3,000,000	$4,000,000	$7,000,000
Sales Growth	5.33%	60.00%	87.50%	33.33%	75.00%
Cost of Goods Sold	$0	$0	$0	$0	$0
Gross Profit	$1,000,000	$1,600,000	$3,000,000	$4,000,000	$7,000,000
Gross Profit Margin	100.00%	100.00%	100.00%	100.00%	100.00%
OPERATING EXPENSES					
Depreciation	$0	$0	$0	$0	$0
Selling, General & Admin Expenses	$800,000	$1,200,000	$2,100,000	$2,600,000	$4,550,000
Total Operating Expenses	$800,000	$1,200,000	$2,100,000	$2,600,000	$4,550,000
Operating Income (EBIT)	$200,000	$400,000	$900,000	$1,400,000	$2,450,000
Operating Income %	20.00%	25.00%	30.00%	35.00%	35.00%
Operating EBITDA	**$200,000**	**$400,000**	**$900,000**	**$1,400,000**	**$2,450,000**
EBITDA %	20.00%	25.00%	30.00%	35.00%	35.00%
Net Operating Profit After Tax (NOPAT)	**$126,000**	**$252,000**	**$567,000**	**$882,000**	**$1,543,500**
NOPAT %	12.60%	15.75%	18.90%	22.05%	22.05%

Balance Sheet (Forecast)	2024	2025	2026	2027	2028
ASSETS					
Cash	$5,917	$9,467	$17,752	$23,669	$41,420
Accounts Receivables	$139,430	$223,088	$418,290	$557,719	$976,009
Inventory	$0	$0	$0	$0	$0
Other Current Assets	$1,600	$2,560	$4,800	$6,400	$11,199
Current Assets	**$146,947**	**$235,115**	**$440,841**	**$587,788**	**$1,028,629**
LONG-TERM ASSETS					
Net Fixed Assets	$0	$0	$0	$0	$0
Other Long Term Assets	$3,850,520	$6,160,832	$11,551,560	$15,402,080	$26,953,640
Total Assets	**$3,997,467**	**$6,395,947**	**$11,992,401**	**$15,989,868**	**$27,982,268**
LIABILITIES					
Accounts Payable	$1,039,637	$1,663,419	$3,118,911	$4,158,549	$7,277,460
Current Maturities of Long-Term Debt	$0	$0	$0	$0	$0
Notes Payable	$21,000	$21,000	$21,000	$21,000	$21,000
Other Current Liabilities	$735,392	$1,176,627	$2,206,176	$2,941,568	$5,147,743
Current Liabilities	**$1,796,029**	**$2,861,046**	**$5,346,087**	**$7,121,116**	**$12,446,203**
LONG-TERM LIABILITIES					
Term Debt	$1,933,448	$1,933,448	$1,933,448	$1,933,448	$1,933,448
Other Long Term Liabilities	$0	$0	$0	$0	$0
Total Liabilities	**$3,729,477**	**$4,794,494**	**$7,279,535**	**$9,054,564**	**$14,379,651**
LIABILITIES & EQUITY					
Shareholders' Equity	**$267,990**	**$1,601,453**	**$4,712,866**	**$6,935,304**	**$13,602,617**
Total Liabilities & Equity	**$3,997,467**	**$6,395,947**	**$11,992,401**	**$15,989,868**	**$27,982,268**
WORKING CAPITAL					
Working Capital	($1,649,082)	($2,625,931)	($4,905,246)	($6,533,328)	($11,417,575)
Working Capital (No Debt)	($1,654,999)	($2,635,399)	($4,922,998)	($6,556,997)	($11,458,995)
Working Capital Change	$82,618	$980,400	$2,287,599	$1,633,999	$4,901,998

BUILD UP METHOD, DISCOUNT AND CAPITALIZATION RATE

The Build Up Method (BUM) applies risk factors to a proposed investment to arrive at the Discount Rate which is used in the Income Approach to Value. The BUM adds the Risk-Free Rate (assumes no risk on T Bills), the Equity Risk Premium (risk of equity above the T Bill), the Company Specific Risk Premium (CSRP) which is a non-diversified company risk, the Industry Risk (specific to the subject's industry) and Size Premium Risk (smaller companies have more risk). These risk factors total the Cost of Equity which is the rate of return an investor would seek on this type of investment in the subject company. The 20 year T-bill is a "normalized" rate that considers the Federal Reserves' policies to increase the money supply which drives interest rates lower.

The CSRP was given 12.00% points which adds to the investment risk which decreases value. The Cost of Equity and the Cost of Debt are weighted proportionately to determine the industry's capital structure and is called the Weighted Average Cost of Capital (WACC) and is commonly referred to as the Discount Rate (Cost of Capital). The Discount Rate is applied to the future cash flows in the Discounted Cash Flow Method on the next page. The long-term Growth Rate is deducted from the Discount Rate to arrive at the Capitalization Rate. The Capitalization Rate is applied to the Capitalization of Earnings method reviewed on the "Valuation Approaches" page.

Discount & Capitalization Rate	Percentage
Risk Free Rate	3.50%
Equity Risk Premium	5.00%
Industry Risk Premium	1.15%
Size Premium	11.17%
Company Specific Risk Premium	12.00%
Cost of Equity	**32.82%**
Cost of Debt (tax effected)	4.10%
Discount Rate (WACC)	**25.64%**
Growth Rate Terminal Year	3.50%
Capitalization Rate	**22.14%**


Cost Of Debt & Equity
40%
20%
0%
32.82%
4.10%
Percentage
cost_of_equity
cost_of_debt


Discount And Capitalization Rate
30%
20%
10%
0%
25.64%
22.14%
Percentage
wacc
capitalization_rate

THE WEIGHTED AVERAGE COST OF CAPITAL DETAIL

Calculating the Cost of Equity is the first part to estimate the weighted average cost of capital. Ecker Capital, Inc.'s Cost of Equity is 32.82%. The information source is the CRSP Deciles Size Study from Duff & Phelps Cost of Capital (online) and the formula is:

Ke = Rf + ERP + RPi + RPs + CSRP

Ke = Cost of equity

(Source: Duff & Phelps Cost of Capital, normalized 20-year treasury)

Rf = Risk free rate of return on security

(Source: Duff & Phelps Cost of Capital)

ERP= Equity risk premium

(Source: Duff & Phelps Cost of Capital)

RPi = Industry risk premium

(Source: Duff and Phelps Cost of Capital Full Beta)

RPs = Risk premium on small stocks

(Source: Duff and Phelps Cost of Capital CRSP Decile 10Z)

CSRP = Company specific risk premium

(The CSRP is added to account for risk above the financial markets)

The Weighted Average Cost of Capital (WAAC) or Discount Rate for Ecker Capital, Inc. is 25.64%. The WACC proportionately weights the capital structure with the industry's capitalization of equity and debt. To arrive at the WACC the Cost of Equity and the Cost of Debt need to be calculated. The formula is:

WACC = (Ke x's E) + (Kd x's D)

WACC = Weighted average cost of capital

Ke = Cost of equity

Kd = Cost of debt

E = Percentage of equity in the capital structure

D = Percentage of debt in the capital structure

NET CASH FLOW (TO INVESTED CAPITAL)

The Net Cash Flow to Invested Capital is the cash available to debt and equity holders and is projected for a period of years (below). In the “termination” year after the last projected year, the shareholders theoretically recapitalize the business to total the sale proceeds along with the years of Operating Net Cash Flow. The Terminal Value is based on the month after the last projected year of net cash flow which is capitalized using the Capitalization Rate. The present value of the sum of the Operating Net Cash Flow plus the Terminal Value cash flow is presented on the next page under the Discounted Cash Flow Method.

Mid-Year or End-of-Year Convention Note: When applying the discount rate, it is typical to use either the end-of-year or mid-year in assuming the timing of the annual cash flows. Normally the mid-year best reflects the timing of the cash flows as the first half of cash flows will be overly discounted and the last half of the year will be under discounted. However the mid-year convention is best as the first and last half both cancel each other out and the middle of the year takes precedence. The end-of-year convention assumes the cash flows will come in at the very end of the year such as strong retail holiday sales. This report uses the mid-year convention.

Net Cash Flow to IC	2024	2025	2026	2027	2028
Revenue	$1,000,000	$1,600,000	$3,000,000	$4,000,000	$7,000,000
Growth Rate	5.33%	60.00%	87.50%	33.33%	75.00%
EBITDA	$200,000	$400,000	$900,000	$1,400,000	$2,450,000
EBITDA %	20.00%	25.00%	30.00%	35.00%	35.00%
Income Taxes (37% Marginal Rate)	($74,000)	($148,000)	($333,000)	($518,000)	($906,500)
Capital Expenditures	$0	$0	$0	$0	$0
Working Capital Change	$0	$0	$0	$0	$0
NCF to Invested Capital (Startup)	$126,000	$252,000	$567,000	$882,000	$1,543,500


Projected EBITDA
3M
2M
1M
0
$200,000
$400,000
$900,000
$1,400,000
$2,450,000
2024
2025
2026
2027
2028


Projected Net Cash To Invested Capital
2M
1M
0
$126,000
$252,000
$567,000
$882,000
$1,543,500
2024
2025
2026
2027
2028

NET CASH FLOW CONCEPT

The Present Value (PV) of the Net Cash Flow of the Operating Cash Flow and Terminal Cash Flow are added together. The Operating Cash Flow is an annual review of the cash flow generated for a determined period of years. The Terminal Cash Flow is the cash generated by either selling the business or recapitalizing it after a determined period of years (more on the following page). The Operating Net Cash Flow (first table) multiplies the annual Net Cash Flows by the specific year's Discount Factor. The Discount Factor applies the appropriate Discount Factor that correlates to the time value of money.

The Terminal Value (second table) reviews the latest year of Operating Cash Flow and adds the Mature Growth Rate in order to calculate the next years Cash Flow. The next year's Cash Flow is divided by the Capitalization Rate to calculate the Terminal Value. That value is then multiplied by the latest Discount Factor to bring the value to today's dollar value.

The last table totals the two cash flows to arrive at the Total Discounted Cash Flow (also called Firm Value).

PV of Operating NCF (5 yrs)	NCF	Discount Factor	Op. Value
Year 1	$126,000	89.22%	$112,411
Year 2	$252,000	71.01%	$178,943
Year 3	$567,000	56.52%	$320,460
Year 4	$882,000	44.98%	$396,767
Year 5	$1,543,500	35.81%	$552,650
Total Present Value of Operating Net Cash Flow (a)		-	**$1,561,232**

PV of Terminal Value (6th year)	Values
Year 5 of Net Cash Flow	$1,543,500
Mature Growth Rate	3.50%
Terminal Net Cash Flow (c)	$1,597,522
Capitalization Rate (d)	22.14%
Capitalized Value (c / d)	$7,215,956
Year 5 Disc Factor	35.81%
Present Value of Terminal Value (b)	**$2,583,674**

DCF Detail (5 years)	Value
Operating Cash Flow (a)	$1,561,232
Terminal Value Cash Flow (b)	$2,583,674
Firm Value (a+b)	$4,144,906

Note: Numbers might vary slightly due to rounding. The calculation for the Discount Factor is on the next page.

DISCOUNT FACTOR CALCULATION

The Mid-Year Convention calculates the net cash flows as if these cash flows were generated at the midpoint of the year (or period of time). In most cases it would be incorrect to assume that the net cash flows would occur at the end of the year. By assuming the Mid-Year Convention (year less the 0.5 for half the year), the first half of the year's net cash flows are offset by the last half which best reflects the middle of the year timing of the cash flows.

DISCOUNT FACTOR CALCULATION

$$\frac{1}{(1 + \text{Discount Rate})^{(\text{Period Number} - 0.5)}}$$

DISCOUNT FACTOR EXAMPLE

Assume a cash flow in Year 5 of $10,000 and a discount rate of 15%.

$$\frac{1}{(1 + 15)^{(5 - 0.5)}}$$

$$\frac{1}{1.15^{(4.5)}}$$

The Discount Factor of 1/1.88 equals 53.32%. Multiplying 53% by $10,000 equals a fifth year present value of $5,332 .

DISCOUNTED CASH FLOW METHOD (INCOME APPROACH)

The Net Cash Flow (NCF) is projected for 5 years. In the “termination” year after the fifth year, the shareholders theoretically recapitalize the business to total the sale proceeds and 5 years of operating net cash flow. The terminal value is based on the month after the fifth year's net cash flow which is capitalized using the Capitalization Rate. The DCF Method is the present value of the two cash flows.

Discounted Cash Flow Method (NCF to IC)	Present Value
Discounted Value of Operating Net Cash Flow	$1,561,232
Discounted Cash Flow of Terminal Value	$2,583,674
Discounted Cash Flow Method (DCF)	**$4,144,906**

CAPITALIZATION OF EARNINGS METHOD (INCOME APPROACH)

The Capitalization of Earnings Method is based on the next year’s forecasted Net Cash Flow to Invested Capital which is the NCF available to shareholder's and debt holders. The Capitalization Rate is adjusted for the company's mature growth rate. The Net Cash Flow is divided by the Capitalization Rate which calculates the company’s Capitalized Value. The Capitalization of Earnings Method capitalizes one single year of net cash flow which is more applicable to mature companies with stable earnings and less so for those with significant variances.

Capitalization of Earnings Method (NCF to IC)	Present Value
Next Year of Projected NCF to IC	$126,000
Capitalization Rate	22.14%
Capitalized Method (NCF / Cap Rate)	**$569,138**

SELLING MULTIPLES (MARKET APPROACH)

The Market Approach applies industry selling multiples (mean) to the Company's EBIT, EBITDA, Net Operating Profit After Tax and Sellers Discretionary Earnings. The Company's applied multiples can be adjusted higher or lower than the industry multiple as the Company is out-performing or under-performing the industry.

Market Multiples Method	EBITDA	EBIT	NOPAT	SDE	Sales	Gross Profit
Industry Average Selling Multiple	11.20	11.90	3.70	3	3.12	4.83
Adjusted Selling Multiple	11.20	11.90	3.70	3	3.12	4.83
Subject Company Data	$149,182	$66,542	$41,921	$149,182	$949,438	$949,438
Market Multiples Method	**$1,670,838**	**$791,850**	**$155,109**	**$447,546**	**$2,962,247**	**$4,585,786**

NET ASSET VALUE METHOD (ASSET APPROACH)

The asset approach subtracts the market value of the liabilities from the market value of the assets to arrive at the Net Asset Value. If the asset and liabilities have been adjusted this will be expanded on the next two pages.

Net Asset Value	Value
Total Assets	$3,765,220
Total Liabilities	$1,848,831
Net Asset Value	**$1,916,389**

NET ASSET VALUE AS OF 2024-09-30

Net Asset Value	Historic	Adjustment	Adjusted
CURRENT ASSETS			
Cash & Equivalents	$2,336	$0	$2,336
Accounts Receivable	$141,214	$0	$141,214
Inventory	$0	$0	$0
Other Current Assets	$1,519	$0	$1,519
Total Current Assets	**$145,069**	**-**	**$145,069**
LONG-TERM ASSETS			
Net Fixed Assets	$0	$0	$0
Other Long-Term Assets	$3,620,151	$0	$3,620,151
Total Assets	**$3,765,220**	**-**	**$3,765,220**
CURRENT LIABILITIES			
Current Maturities of LT Debt	$0	$0	$0
Accounts Payable	$692,320	$0	$692,320
Notes Payable	$21,000	$0	$21,000
Other Current Liabilities	$1,135,511	$0	$1,135,511
Total Current Liabilities	**$1,848,831**	**-**	**$1,848,831**
LONG-TERM LIABILITIES			
Term Debt	$1,602,239	($1,602,239)	$0
Other Long-Term Liabilities	$0	$0	$0
Total Liabilities	**$3,451,070**	**-**	**$1,848,831**
NET ASSET VALUE	**$314,150**	**-**	**$1,916,389**

NOTE: The balance sheet has been adjusted to reflect current market values of applicable assets and liabilities.

In this case the Company has no debt and the balance sheet my not be applicable to this valuation. This valuation will only value the enterprise value.

WEIGHTING OR ALLOCATING VALUE: Valuations are part subjective and relate to the quality of the benefit stream, risk and market conditions. Various methods and calculations have been selected and weighted that best represent company value. The DCF was weighted 100.00% as it measures future cash flow, risk and value over several years. The Capitalization of Earnings was not used because this years NCF was not a consistent measure or the DCF was used. EBITDA was not weighted as this was not a good proxy to operating cash flow value. EBIT was not used because it wasn't a good measure of debt free operating income or EBITDA was a better measure. NOPAT was not used as the tax adjusted operating income did not reflect value or other calculations were more relevant. The Fair Market Value (FMV) for 100% of Ecker Capital, Inc.'s enterprise value is $4,144,906.

Weighting for Enterprise Value	Valuation	Weighting	Applied Value
Discounted Cash Flow Method (Income)	$4,144,906	100.00%	$4,144,906
Capitalization of Earnings Method (Income)	$569,138	0.00%	$0
EBITDA Calculation (Market)	$1,670,838	0.00%	$0
EBIT Calculation (Market)	$791,850	0.00%	$0
Net Asset Value (Asset Approach)	$1,916,389	0.00%	$0
Net Operating Profit After Tax Calculation (Market)	$155,109	0.00%	$0
Enterprise Value for 100% of Company		-	**$4,144,906**
Enterprise Value After WC Adjustment		-	**$592,313**
Equity Value for 100% of Company		-	**$592,313**

VALUATION CONCLUSION

The Company is being valued for 100.00% of the Company. The Fair Market Value (enterprise value) of Ecker Capital, Inc. is estimated at $4,144,906. After any balance sheet adjustments (see balance sheet note) the adjusted value is $592,313 and after term debt if any, the equity value is $590,000. A 100.00% interest of the Company's equity equals$4,140,000.

Because the balance sheet might not represent the business, this valuation only values the enterprise value.

APPRAISER'S INDEPENDENCE

A business appraiser offers an objective and independent opinion of value of the business interest and does not act in an advisory function. In this valuation, the appraiser is offering an objective and independent opinion of value of the business interest. The appraiser is independent of the client and has no ownership interest, employee benefits or role in the company, is not an officer of the company and has no ongoing role in the future of the company. The consideration paid to an appraiser for an engagement should not be subject to meeting a client's expected concept of value. The appraisal fee for this valuation engagement is not dependent on any expectations of the client's perceived value of the asset being valued. Regarding this valuation engagement, we are not acting as an advisor, are not receiving any benefits other than the flat valuation fee paid and have retained total independence.

DANIEL P. O'CONNELL, AM, BV, AMERICAN SOCIETY OF APPRAISERS

Dan has been active in the appraisal business for over 30 years and has testified in Federal and State jurisdictions providing expert testimony regarding company valuations for business damages, marital resolution of assets and shareholder disagreements. Dan co-founded Stonebridge Advisory Inc., and has been active in the financial services industry with a strong background in corporate finance, investment banking, financial analysis and business strategies. Dan consulted with hundreds of companies with $2 million to $250 million in sales on how to build equity in the business and has been active in the mergers and acquisitions area representing privately-owned businesses with $5 million to $100 million in sales as well as representing buyers for strategic acquisitions, assisting business owners in recapitalizing their balance sheet, raising growth capital, business reorganizations and buyouts.

Dan has performed business valuations ranging from startup businesses to service and manufacturing firms, to distribution and retail companies. In a career as a financial analyst and as an appraiser, Dan offers clients a unique perspective and depth of knowledge in the service, distribution, manufacturing and retail sectors. Dan has provided business valuations for various purposes including buying or selling a business, partner buy-sell situations, company recapitalizations, business planning, a review of value creation, issuing stock options with a 409 (a) valuation, 83 (b) elections, shareholder disputes, fairness opinions, litigation, estate planning, estate valuations, gifting for tax purposes, succession planning, economic loss, divorce and valuing patents or other intangible assets. Dan graduated from St. John's University with a major in Business Administration and Management and is an Accredited Member, AM, BV, American Society of Appraisers and has USPAP Certification (Uniform Standards of Professional Appraisal Practice).

RYAN P. O'CONNELL, IRS QUALIFIED BUSINESS VALUATIONS

Ryan has a background in sales and business development having worked with large U.S. companies as well as small businesses. Ryan co-founded Stonebridge Advisory Inc. and incorporates IRS Revenue Ruling 59-60 guidelines that meet the IRS's *Qualified Valuation* status for business valuations. Ryan has produced hundreds of business valuations in the manufacturing, retail, distribution, professional, and service sectors and has a strong knowledge base in accounting, financial statements and business valuations.

Ryan has provided business valuations for various purposes including buying or selling a business, partner buy-sell situations, business planning and a review of value creation, gifting for tax or transfer purposes, succession planning, economic loss, issuing 409 (A) stock options, estate planning, litigation and marital asset dissolutions.

ADJUSTMENTS TO THE FINANCIAL STATEMENTS

A valuation reviews the benefits stream (income measure such as EBITDA) where owner discretionary spending is adjusted or added back to earnings to 'restore' the financial statements to a normalized basis. These adjustments can be made on the income statement and would include items such as one-time charges not expected to occur again and any shareholder distributions beyond a normal salary or expenses not pertinent to the day-to-day operations of the business. The balance sheet can also be adjusted to separate non-operating assets from the operating assets. The value of the non-operating assets is added to the fair market value.

BUILD UP METHOD (BUM)

The BUM's purpose is to measure the totality of a company's business risk. The risk measure starts with a risk-free rate which is the expected return on 20 Year Treasury Bills backed by the U.S. government. These risk-free investments generally offer a low risk and therefore lower rates of return. A company does not have the backing of the U.S. government and as an equity risk, the risk is higher than the T Bill. This Equity Risk is the risk of the equity investment beyond that of the risk-free rate. The Company Specific Risk Premium considers the non-diversified risk or the fact that this risk can't be diversified or spread over several companies or industries. In this valuation, we are including a size risk premium due to the subject company being smaller than the Guideline Public Companies used in the comparisons.

CAPITALIZATION METHOD

The Capitalization Method converts a company's benefit stream to a present value of the business. The Capitalization Method can use alternative measures such as Cash Flow to Equity or Cash Flow to Invested Capital. The formula is Benefit stream / Cap Rate.

CAPITALIZATION RATE

The Capitalization Rate is a percentage number calculated by deducting a company's growth rate from the Discount Rate. The Capitalization Rate is used to convert a company's single period benefits (income stream) to a capitalized value of a business.

DISCOUNTED CASH FLOW METHOD

Discounted Cash Flow (DCF) is the present value of future income streams. The DCF Method calculates the present value of a company's benefits stream (cash flow) and termination value, to present value of the business value. DCF utilizes the discount rate in the calculation.

DISCOUNT RATE

The Discount Rate is the risk rate used in a valuation to convert multiple periods of future benefits (income stream) to a capitalization value (present value). The discount rate utilizes the weighted average cost of capital (WACC) debt and equity participants would require given the risk of the future income stream of a business. The smaller the discount rate, the larger the business value.

EXCESS WORKING CAPITAL

When companies sell, buyers expect sellers to deliver the appropriate working capital at the closing, that is consistent with the industry or the needed liquidity to maintain the business. This working capital variance can be positive (cash back to seller) or negative (credit to buyer). If working capital is insufficient, buyers will consider the variance as purchase price which means a reduction in value.

GUIDELINE PUBLIC COMPANIES METHOD

The Market Approach uses selling multiples from Guideline Public companies where stock is traded daily. Accessing private data on company transactions can be difficult and spotty. Publicly traded companies are typically larger than private companies, are better capitalized, have more transparency, and are openly traded. Therefore, private company multiples are normally discounted by 30% due to size and liquidity. Public companies traded in volume presents a strong valuation model.

NET CASH FLOW TO INVESTED CAPITAL

The Net Cash Flow (NCF) to Invested Capital is a widely used measure in determining the cash flow that is available to debt holders and shareholders. The NCF begins with the earnings before interest, taxes, depreciation and amortization or EBITDA. Interest is added back to reflect a debt free company (no debt, no interest paid). Because taxes will be paid and capital expenditures may be needed, these costs are subtracted from the EBITDA numbers. This net cash flow is used in the Discounted Cash Flow and Capitalization of Earnings Method.

WEIGHTING THE METHODS OF VALUE

Some valuation methods might better reflect value for a specific company. Experts select which methods best fits with the subject company being appraised to arrive at the Fair Market Value. A weighted average best suits most companies for a market-based appraisal. This valuation weighs up to five different methods to arrive at Fair market Value.

WEIGHTED AVERAGE COST OF CAPITAL (WACC)

The weighted average cost of capital is the rate of a company's funding (debt and equity). WACC is the amount the debt and equity holders expect to receive and is the minimum return that is normally required by a company. If a company's ROIC is greater than the WACC, value is being created. If less, value is being diminished.

MARKET VALUE OF EQUITY (MVE)

The Market Value of Equity (MVE) is based on the income stream of a business including interest on debt and principal amounts. By deducting the interest payment from the Net Cash Flow and considering the change in the debt (principal), the company is valuing its equity. The Net Cash Flow to MVE is the cash available to the shareholders as the debt holders have been paid.

MARKET VALUE OF INVESTED CAPITAL (MVIC)

The Market Value of Invested Capital (MVIC) is based on the income stream of a business and does not include interest on debt or any principal amounts. By not deducting any interest payment from the Net Cash Flow and not considering the change in the debt (principal), the company is valuing the business based on the enterprise value of debt and equity. The Net Cash Flow to MVIC is the cash available to the shareholders and debt holders.

SCOPE OF APPRAISAL

The scope of the appraisal defines the comprehensiveness of the process, the extent of the procedures used, and the detail of information collected and analyzed. The valuation scope ranges between a limited and a comprehensive valuation. A 'Calculated Value' such as this valuation, is a limited valuation. A calculated valuation provides an approximate indication of enterprise value or range of value based on limited procedures and information deemed to be relevant. The information collected is deemed to be accurate as presented by company management.

STANDARD OF VALUE

The standard of value refers to the type of value to be assessed. There are four types of values: Fair Market Value, Fair Value, Investment Value and Intrinsic Value. The Fair Market Value is the most common standard and is the value an asset would expect to sell for on the open market given broad assumptions. The Fair Value deals mostly with a fair value for legal purposes, and not the market or economic value. The Investment Value is based on what an asset would sell for given a specific buyer which is opportunistic in nature and is considered strategic. The Intrinsic Value considers all factors any prudent investor would see in the inherent value of a business and does not consider any extreme aspects of market conditions or behaviors.

GOODWILL (INTANGIBLE ASSETS)

Goodwill is the portion of the business value beyond the value of the identifiable tangible and intangible assets of the business. Goodwill is an intangible asset and is usually the result of an acquisition or purchase.

EARNINGS BEFORE INTEREST & TAXES

Earnings before interest and taxes (EBIT) is the operating income of a business. Interest and taxes while important, are considered non-operating expenses. This report recasts the income statement into the operating income and expenses and then the non-operating income and expenses. The EBIT is one of the most critical numbers as it reflects a company's earnings power.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

The EBITDA is EBIT plus depreciation and amortization. Depreciation is the charge or cost of fixed assets that are being depleted every year. The amortization is a depletion charge against goodwill which is usually the result of an acquisition. EBITDA is a common number business people use a great deal in that it represents a company's operating efficiency. EBITDA is useful as it can be compared to other companies with various debt, capital investment depreciation policies.

NET OPERATING PROFIT AFTER TAXES

NOPAT measures the operating income (EBIT) after income taxes. This is a more conservative operating number as it includes tax liabilities, depreciation and amortization.

SELLER'S DISCRETIONARY EARNINGS

SDE is the amount of profit left in the business after all expenses have been paid, plus owner wages taken plus depreciation and amortization, if any. SDE usually adds back one owner's earnings if there are multiple business owners who take salary. SDE is mostly used in smaller businesses where the company is more dependent on the owner and it might be more of a lifestyle type business.

FIXED, TANGIBLE AND INTANGIBLE ASSETS

Fixed assets are the long-term tangible assets (property and equipment) that are expected to have a useful life greater than one year where the company uses these assets to produce sales. Fixed assets are depreciated over a period of time and usually need to be replenished. If a company does not replenish these assets, the company's performance will deteriorate. Where tangible assets can be seen and touched, intangible assets can't. Intangible assets include customer lists, brand appeal, proprietary processes and systems. patents, goodwill and other assets not usually listed on the balance sheet.

TERM DEBT

Term debt is interest bearing debt that is to be repaid longer than one year. The current maturities of long-term debt are to be repaid within one year. Term debt is usually bank debt that is used to finance a transaction, equipment and other long-term needs. Short-term needs are often referred to as revolving credit for receivables, inventory, etc.

WORKING CAPITAL

Working capital is the current assets less the current liabilities. Working capital has to finance sales, so it is critical to maintain strong cash policies so the company can efficiently grow sales. Working capital shortages can gradually bring stress and insolvency.

RATIO ANALYSIS

Ratio analysis uses information from the income statement and balance sheet to document a company's profitability, liquidity, activity and financial performance. See the breakdown on the Ratio Review Page for the specific detail. It is critical to understand what ratios are important to your industry and company.

ENGAGEMENT'S LIMITING CONDITIONS

1. This valuation is only valid for the stated purpose and as of the date listed in the Appraisal Assignment.

2. This valuation was performed with information from the Company and/or the Client. This information may include financials, ownership positions, business conditions, forecasted assumptions and other data and has been accepted and deemed to be accurate, but has not been verified. Stonebridge and the appraiser make no representations or warranties to the accuracy of this information.

3. This valuation relied upon industry information and has been accepted but not validated, but deemed accurate. Stonebridge makes no representations on the accuracy of this content.

4. Forecasted numbers are reliant on historical data and the Company or Clients vision and assumptions going forward. Because actual results can be different from forecasted results, sometimes significant variances can occur.

5. Forecasted numbers and the valuation conclusion both are predicated on continuous management execution and expertise and the company continuing to operate in such a manner as to not diminish the operations which may impact value. Because assumptions are based on client assumptions and Stonebridge has not performed an audit of the company or its financials, Stonebridge does not make any representations or warranties to the valuation conclusion as the forecast can differ from actual performance.

6. This valuation does not offer or imply any investment or accounting advice in any way. The value in this report is the product of both Company or Client information that was used in the valuation process to determine value. This report is only to be used by the intended user (the client) and only for the purpose listed in the Appraisal Assignment.

7. Any future work where the client is in need of testifying or expert witness testimony, will require a separate Expert Witness Agreement between the client and Stonebridge and the appraiser.

8. Stonebridge is not obligated to perform any future services that deal with any subject manner in this report including testimony or attendance in court, or conference calls or meetings of any type unless a separate agreement is made between the parties. Any separate agreement must agree on the services and pricing required.

9. Stonebridge is not responsible for any environmental conditions or governmental laws, codes or rulings in any event that relate to the subject company, it's shareholders or client's diminished value in the asset being appraised. Stonebridge has not conducted any compliance, analysis or review on property or general company compliance with any governmental organizations or authorities and Stonebridge makes no representations or warranties on these conditions.

10. Stonebridge recommends that the client further investigate or contact specific professionals who can provide guidance on any governmental, environmental, legal, operational or financial matters that may impact value.

11. No changes to this report can be made. Only Stonebridge is allowed to make changes.

12. This report does not present a fairness opinion as to an actual value for a proposed transaction, a solvency opinion or an investment opinion unless expressly stated in the Appraisal Assignment. Values of exchanged assets may be significantly different from the appraisal value on a specific date and between specific parties.

ADDENDUM TO THE APPRAISAL

TRACK AND IMPROVE THE CASH DRIVERS

The Addendum highlights the **Seven Cash Drivers** which are the financial engine of the business. Not all businesses will have all seven cash drivers as it depends on the company and their industry. A manufacturing or production company might have all seven cash drivers while a service business might not have Cost of Goods Sold or inventory for example. Review the Cash Drivers to see how they impact value.

PRIMARY CASH DRIVERS (Income Statement)
Sales
Cost of Goods Sold
Operating Expenses

SECONDARY CASH DRIVERS (Balance Sheet)
Accounts Receivable
Inventory
Accounts Payable
Capital Expenditures

The Company Risk Analysis: LOW RISK = 0 MEDIUM RISK = 1 HIGH RISK = 2

Company Risk Analysis Summary	Assigned Risk
Competitive Business Model	2.00%
Margin Control & Consistency	2.00%
Sales Growth Opportunity	2.00%
Management Depth & Execution	0.00%
Liquidity and Leverage Use	0.00%
Long Term Threats	2.00%
Company Specific Risk Premium	8.00%

Note: The three risk levels are only applicable to the six individual risk areas of the business and not the Company Specific Risk Premium (CSRP). However the CSRP impacts the Discount Rate and company value (the lower the Discount Rate, the higher the business value).

SALES AND IT'S IMPACT

A company's sales quality is impacted by sales growth, pricing, product mix, cash management (financing sales through receivables, inventory, investment and payables) and the cost structure. Sales quality impacts a company's financial health and the risk level which increases or decreases the Discount Rate utilized in the valuation. A review of the real sales growth rate might add perspective to the sales quality.

THE EFFECTIVE SALES GROWTH RATE

The Effective Sales Growth Rate factors in the Operating Expense growth rate and the inflation rate. If the Operating Expense growth increases this acts as a price decrease, generating less cash. When the Operating Expense growth decreases this acts as a price increase, generating more cash. Last year the sales growth rate was (11.79%) and the effective sales growth rate was 22.47%, reducing cash flow.


Sales Growth
0%
-5%
-10%
-15%
-11.79%
2023


Effective Sales Growth Rate
40%
20%
0%
-20%
22.47%
-3.50%
2022
2023

Effective Sales Growth Rate	2022	2023
Sales Growth Rate	0.00%	(11.79%)
Operating Expense Growth Rate	-	(37.76%)
Inflation	(3.50%)	(3.50%)
Effective Sales Growth Rate	(3.50%)	22.47%

SALES GROWTH AND SALES QUALITY

Sales are the most visible cash driver and the most important. Sales growth impacts all other variables. While sales do eventually generate cash, there is an immediate need for cash expenditures to support sales growth. Liquidity problems are created when companies grow beyond their sustainable growth rate. Faster growth requires more cash from reserves, equity contributions, loans or vendor credit. Sales growth only to achieve a benchmark is not always wise or sustainable.

Understand the cash needs (the Cash Drivers) and improve efficiencies before growing sales. Review which customers are profitable, allowing you to earn a reasonable return and increase cash flow. Be aware of customers with extended credit unless they are covering these added costs. There are good profitable customers and marginal customers. Quality Sales are those sales that allow the company to earn a reasonable profit and minimize the cash needed to support those sales.

OPERATING EXPENSE ANALYSIS

Selling, general and administrative expenses should be monitored and measured continuously to better control cost. Companies often focus more on sales growth and less on expense controls. Measure the largest expenses that are over budget and take immediate corrective action to reduce these expenses. Delaying corrective action reduces profit, retained earnings, and the ability to reduce liabilities or increase distributions to shareholders. However, excessive cost cutting might impact the company's long-term viability (reducing value).


Operating Expenses
150%
100%
50%
0%
131.79%
92.99%
2022
2023

OPERATING EXPENSE %

Last year Operating Expenses decreased 37.76% as sales declined 11.79%. Operating expenses were trending below the average ratio of 112.39%, which increases margins and profit dollar for dollar.

Optimal expenses are influenced by variable and fixed costs, employee productivity and sales quality.


Sales - Wage Productivity
4K
2K
0
90.80
3,427.57
2022
2023

SALES PRODUCTIVITY

Normally more wealth is created by the intangible assets than the tangible assets. Often the employees are the most critical company intangible assets. Last year productivity improved as sales were $3,427.57 for each dollar of wages compared to $90.80 the previous year.


Op Inc. - Wage Productivity
400
200
0
-200
(28.87)
240.22
2022
2023

OPERATING INCOME PRODUCTIVITY

Last year the Company had $240.22 of operating income (EBIT) for each dollar of wages versus $(28.87) of operating Income for each dollar of wages in the previous year.

Last year the Operating Income - Wage Productivity improved 932.14%.

ACCOUNTS RECEIVABLE MANAGEMENT

Receivables finance the company's sales. When Companies overextend credit to customers (higher AR Days) there is less cash left in the business that might be better used to grow sales or reduce liabilities which might lower borrowing costs. Review the aged receivables and compare them to the lowest AR Days the company has achieved. Consider enhancing procedures for collecting on aged debts such as separating those less than x amount of days versus those over x days. Different skill sets are needed for different collection procedures. Consider having salespeople responsible for collections, which is often effective. Managing receivables starts with communicating the terms at the time of the sale and delivering on the order.


Receivable Days
150
100
50
0
126.84
50.89
2022
2023

ACCOUNTS RECEIVABLE DAYS

Over the years, AR Days varied between 50.89 and 126.84 Days and was 50.89 Days last year. Faster collection periods offer greater sales opportunities.

Last year receivables were $132,380 which was 3.49% of sales. Receivables ranged from 3.49% to 9.17% of sales.

ACCOUNTS PAYABLE MANAGEMENT

It is important to manage accounts payables to take full advantage of improved payment terms and investigate additional discounts available when decreasing the payment period. By improving accounts receivable management, companies might have more cash to take full advantage of vendor terms and payable discounts. Consider ways to reduce supplier order-to-consumption lead time, work-in-process, inventory, and improve inbound logistics to optimize vendor credit terms.


Payable Days
600
400
200
0
403.91
379.47
2022
2023

ACCOUNT PAYABLE DAYS

Over the years, AP Days varied between 379.47 and 403.91 Days and was 379.47 Days last year. Extending Payables offers added cash for greater sales opportunities or to improve liquidity. While greater liquidity is good, it is important not to burden suppliers.

Last year payables were $987,071 which was 103.96% of sales. Payables ranged from 103.96% to 110.66% of sales.

SHORT-TERM LIQUIDITY TRENDS

A company's liquidity directly impacts their ability to finance day-to-day operations, plan and invest for the future. Liquidity impacts business value to some degree. Over the reported years, Working Capital ranged from ($1,649,090) to ($1,566,763). Working Capital was ($1,566,763) in the latest year. The percentage of Working Capital to Sales ranged from (165.02%) to (153.22%). The Working Capital Days On Hand ranged from (602) to (559) Days. In the latest year the Working Capital Days On Hand were (602) Days. The working capital shortage was ($3,273,043) which presents operational risk long term.


Working Capital
0
-1M
-2M
($1,649,090)
($1,566,763)
2022
2023


Working Capital to Sales
0%
-100%
-200%
-153.22%
-165.02%
2022
2023

NEAR TERM CASH (NTC)

Near term cash (NTC) is defined as cash and marketable securities, plus accounts receivable less accounts payable. The Near-Term Cash Days are the days of available 'cash' to cover operating expenses. NTC does not cover a variety of other accounts in current assets and current liabilities and is more of a pure liquidity measure. Days of cash becomes more important when starting a new business or product line, or if a company is at the high cash demand point of a seasonal business or is in a significant business transition.

In the table below, the Company's Near Term Cash Days on Hands was (387) Days last year. It is often useful to see what account is impacting NTC. For example if accounts receivables is a high number and contributes to the NTC, this might be a cause for concern too.

Near Term Cash	2022	2023
Near Term Cash Days		
Cash & Marketable Securities	$751	$5,618
Receivables	$374,003	$132,380
Payables	($1,191,025)	($987,071)
Near Term Cash	($816,271)	($849,073)
NTC Days on Hand	**(245.51)**	**(387.27)**

CAPITAL INVESTMENT TRENDS

While Capital Expenditures (capex) does not directly impact the income statement, capex is normally critical to support sales. Capital spending is to maintain present sales and investment or growth capex is to grow revenues. Detailed capex planning is needed to support the infrastructure to support the expected sales volume. Important consideration must be given to the impact capex investments will have on future cash or borrowing needs. Excessive capex spending may limit future investment such as growth capital, inventory purchases, new product development or other items and not investing might also impact future cash flow. It is best to have a balanced approach to Capital Expenditures.


Capex to Depreciation
1
0
-1
0.00
0.00
2022
2023

CAPITAL SPENDING TO DEPRECIATION

Usually there is a long term relationship between capital investment and depreciation. Long-term investment needs to outpace depreciation or the assets are not being replenished. A 'rule of thumb' is for every $1.00 of depreciation, capex should be $1.10 to $1.20 (industry's vary).

In this case there was no depreciation and capital expenditures, so this conversation is not relevant.

CAPITAL SPENDING CONSIDERATIONS

Capital expenditures may be critical to company growth, however it may have a significant impact on operating cash. Excessive capital expenditures may limit future investment for growth capital, inventory, new products, equipment, warehouse space, borrowing capacity or other items. Alternative plans such as taking advantage of existing infrastructure and subcontracting certain functions might be considered as capital expenditures can tie up capital and don't always improve earnings or future cash flow.

CASH FLOW MANAGEMENT SUMMARY

The Cash Drivers generate and consume cash and the number of Cash Drivers are dependent on a company's industry. Here, the optimal cash flow is based on the Company's best performance compared to the latest performance. A positive variance creates more cash and a negative variance consumes more cash. Companies build value by reducing the cost structure, improving cash management (cash conversion cycle) and efficiently managing fixed assets if applicable. Efficiencies or optimization increases cash flow and business value.

SALES: The Primary Cash Drivers chart below shows last year sales were $949,438with a (11.79%) decline in the growth rate.

COGS: The Company had no Cost of Goods Sold.

Operating Expenses: The Operating Expenses last year were $882,896 which was 92.99% Operating Expenses to Sales. The lowest (best) the Company had achieved was 92.99%. The cash left in the cost structure of the business was $0.

Accounts Receivable: The lowest (best) AR Days were 50.89 days which was the Company's best, and last year the AR Days was 50.89 days. The Company had little to no change in cash from it's receivables management.

Accounts Payable: Last year the Payables were $987,071. The lowest AP Days were 403.91 Days and last year they were 379.47 Days. This impacted cash by ($63,583).

CASH GENERATION AND CONSUMPTION CONCLUSION: The total cash consumption for all the cash drivers was ($63,583). If this was expected, great. If not a review of the variances with changes can impact value.

Primary Cash Drivers	Last Year	Company Best %	Last Year %	Cash Variance
Sales (last year & growth rate)	$949,438	-	(11.79%)	-
Cost Of Goods Sold (last year & % of sales)	$0	0.00%	0.00%	$0
Operating Expenses (last year & % of sales)	$882,896	92.99%	92.99%	$0
Total Primary Cash Drivers (> is better)	-	92.99%	92.99%	$0

Secondary Cash Drivers	Last Year	Company Best	Last Year	Variance
Receivables Days (last year AR & variance)	$132,380	50.89	50.89	$0
Inventory Days (last year invt & variance)	$0	0	0	$0
Payable Days (last year & variance)	$987,071	403.91	379.47	($63,583)
Capital Expenditures (last year, average & variance)	$0	0.00%	0.00%	$0
Total Secondary Cash Drivers & Variance	-	-	-	($63,583)

Total Cash Generated	Total Variance
Total Cash Consumed (from optimal)	($63,583)

CASH IMPACT FROM ANNUAL SALES CHANGE

The Cash Drivers reflect a company's ability to produce cash from its operations to grow the business, reduce debt or distribute cash to the shareholders. The **Sales Change Impact on Cash Drivers** is divided into two segments. First is the cash generated and consumed just because the sales increased or decreased. The second part deals with the cash generated or consumed due to ratio changes (management).

CHANGE FROM SALES

Last year sales decreased (11.79%) with a ($126,848) change in sales.The sales change generated cash operating expenses $143,025, receivables generated $44,079, payables consumed ($140,371), with a total cash drain from the sales change of ($80,114).

CHANGE FROM RATIOS

The second part of the table reports how the sales change was impacted by the ratio changes or management execution. The cash operating expense change from 131.79% to 92.99% generated cash of $368,415, receivables changed from 126.84 days to 50.89 days which generated $197,544, payables changed from 408.41 days to 379.58 days which consumed ($63,583), with a total cash contribution from ratio changes of $425,588.

The total sales change of ($126,848) impacted cash after capital expenditures (if any) by $345,474.

Sales Change Impact on Cash Drivers	2023
CASH FLOW DUE TO SALES CHANGE	
Sales Change	($126,848)
Operating Cash Expense Impact from Sales Change	$143,025
Receivables Impact from Sales Change	$44,079
Inventory Impact from Sales Change	$0
Payables Impact from Sales Change	($140,371)
Cash Impact from Sales Change (A)	**($80,114)**
CASH FLOW DUE TO RATIO CHANGE (Management)	
Cost Of Goods Sold from Ratio Change	$0
Operating Cash Expense Impact from Ratio Change	$368,415
Receivables Impact from Change in AR Days	$197,544
Inventory Impact from Change in Inventory Days	$0
Payables Impact from Change in AP Days	($63,583)
Cash Impact from Ratio Change (Management) (B)	**$425,588**
Total Cash Impact on Business Operations (A+B)	**$345,474**
Change In Capital Expenditures	$0
Total Change After All Cash Drivers	**$345,474**

THE DUPONT FORMULA

The DuPont Formula provides an excellent way of quickly reviewing business performance. The formula reviews the **Return on Assets (ROA)** and the **Return on Equity (ROE)**. This serves as a roadmap to the business and is broken down in two steps. First the ROA.

RETURN ON ASSETS

The ROA multiplies the profit margins (profits/sales) by the asset turnover (sales/assets) to arrive at the Return on Assets (ROA). The ROA is important as it shows how well the Company is managing it's expenses (hence profits) and how well they are managing the assets (extracting more sales from the assets). If the ROA is down in the last year, it is due to the expenses being higher (focus on reducing expenses) or the sales are not a high as they should be (how can the company grow its sales) or the company has too many assets (reduce assets like receivables, inventory, fixed assets, etc.). **The lower the expenses (higher profit margin) and a higher asset turnover (more sales generated from the assets) increases the ROA**.


Profit Margin
15.51%
-6.20%
0%
2022
2023


Asset Turnover
0.5
0.26
0.25
0
2022
2023


Return on Assets
4.09%
-1.55%
0%
2022
2023

RETURN ON EQUITY

Multiplying the ROA by the leverage use (total assets/average equity) results in the Return on Equity (ROE) which measures the shareholder return on their invested capital. Average equity is the average of the previous equity (beginning equity) and last year's equity (ending equity). The shareholders' capital (equity) seeks to maximize the return on the business assets. If the ROE is reduced in the latest year, it is due to either higher expenses, not optimizing the assets or the owner's equity has proportionally increased. Owner's equity can be reduced by taking on more debt leverage. Leverage is dependent on the owner's comfort levels and the opportunity to put more capital to work for a larger return. **ROE can be improved by maximizing the ROA and optimal leverage use**


Return on Assets
4.09%
-1.55%
0%
2022
2023


Leverage Use
100
52.43
16.72
0
2022
2023


Return On Equity
111.86%
-25.95%
0%
2022
2023

DUPONT FORMULA SUMMARY

The ROA is a management performance indicator while the ROE is a shareholder return indicator. The ROA is about extracting more sales and profits from the assets while the ROE is about utilizing an optimal equity to assets leverage and extracting a higher return.

FORECASTED SURPLUS, LOAN CAPACITY & COVERAGE RATIOS

Loan Coverage refers to a company's "bankability". The **Forecasted Cash Surplus (Needs)** table reviews the cash flows and a forecasted cash surplus or a cash need. If there is a cash need, new capital needs to be raised.

The **Collateral Loan Capacity** table reviews the revolving credit (short-term loan) and the term loan (long-term loan) capacity based on standard advance rates on the assets. The forecasted coverage ratios offer a review of the company's "bankability". Optimizing cash flow improves loan coverages.

Forecasted Cash Surplus (Needs)	2024	2025	2026	2027	2028
Sales	**$1,000,000**	**$1,600,000**	**$3,000,000**	**$4,000,000**	**$7,000,000**
Cost of Goods Sold	$0	$0	$0	$0	$0
Gross Profit	**$1,000,000**	**$1,600,000**	**$3,000,000**	**$4,000,000**	**$7,000,000**
Operating Expenses	$800,000	$1,200,000	$2,100,000	$2,600,000	$4,550,000
Operating Income (EBIT)	$200,000	$400,000	$900,000	$1,400,000	$2,450,000
Depreciation & Amortization	$0	$0	$0	$0	$0
Operating EBITDA	**$200,000**	**$400,000**	**$900,000**	**$1,400,000**	**$2,450,000**
Change In Receivables	($7,050)	($83,658)	($195,202)	($139,430)	($418,290)
Change In Inventory	$0	$0	$0	$0	$0
Change In Payables Loan	$52,566	$623,782	$1,455,492	$1,039,637	$3,118,911
Total Change in Cash Management	$45,516	$540,124	$1,260,290	$900,207	$2,700,622
Cash Flow After Cash Management	**$245,516**	**$940,124**	**$2,160,290**	**$2,300,207**	**$5,150,622**
Capital Expenditures	$0	$0	$0	$0	$0
Financing Cost (last year's)	$0	$0	$0	$0	$0
Cash Surplus (Needs)	**$245,516**	**$940,124**	**$2,160,290**	**$2,300,207**	**$5,150,622**
Cash Surplus After Tax (37% tax rate)	**$154,675**	**$592,278**	**$1,360,983**	**$1,449,131**	**$3,244,892**

Collateral Loan Capacity	2024	2025	2026	2027	2028
Revolver					
Collateral Receivables (80% advance rate)	$111,544	$178,470	$334,632	$446,176	$780,807
Collateral Inventory (50% advance rate)	$0	$0	$0	$0	$0
Revolving Credit Capacity	**$111,544**	**$178,470**	**$334,632**	**$446,176**	**$780,807**
Term Loan					
Fixed-Asset Capacity (60% advance rate)	**$0**	**$0**	**$0**	**$0**	**$0**
Total Asset Borrowing Capacity	**$111,544**	**$178,470**	**$334,632**	**$446,176**	**$780,807**
Available_Credit					
Existing Debt	$1,933,448	$1,933,448	$1,933,448	$1,933,448	$1,933,448
Available Capacity	**($1,821,904)**	**($1,754,978)**	**($1,598,816)**	**($1,487,272)**	**($1,152,641)**
Available Capacity %	(1633.35%)	(983.34%)	(477.78%)	(333.34%)	(147.62%)

Coverage Ratios	2024	2025	2026	2027	2028
Debt Service Coverage Ratio (> 1.25 best)	0.09	0.19	0.42	0.66	1.16
Interest Coverage (> 3.0 best)	1.08	2.16	4.85	7.55	13.21
Debt To Equity Ratio (< 4:1 best)	13.92	2.99	1.54	1.31	1.06
Enterprise Value (EBITDA multiple)	$2,240,000	$4,480,000	$10,080,000	$15,680,000	$27,440,000
Enterprise Value Growth	-	100.00%	125.00%	55.56%	75.00%